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As filed with the Securities and Exchange Commission on March 24, 2008

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-9

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

PETRO-CANADA
(Exact name of Registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	1311, 1321, 1382, 5541 (Primary Standard Industrial Classification Code Number (if applicable))	Not applicable (I.R.S. Employer Identification Number (if applicable))

150-6th Avenue S.W.
Calgary, Alberta T2P 3E3
Canada
(403) 296-8000
(Address and telephone number of
Registrant's principal executive offices)
CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
(212) 894-8700
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Copies to:

Scott R. Miller Vice-President & General Counsel 150 - 6th Avenue S.W. Calgary, Alberta, Canada T2P 3E3 (403) 296-8000	William K. Jenkins Fraser Milner Casgrain LLP 30th Floor, Fifth Avenue Place 237 - 4th Avenue S.W. Calgary, Alberta Canada T2P 4X7 (403) 268-7000	Marilyn Mooney Fulbright & Jaworski L.L.P. Market Square 801 Pennsylvania Ave., NW Washington, D.C. (202) 662-0200	Andrew J. Foley Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY (212) 373-3300

           Approximate date of commencement of proposed sale of the securities to the public: From time to time after the effective date of this Registration Statement.

Province of Alberta, Canada
(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box):

A. ☐	upon filing with the Commission pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada)
B. ☒	at some future date (check the appropriate box below):
    1.
    ☐ pursuant to Rule 467(b) on (                    ) at (                    ) (designate a time not sooner than 7 calendar days after filing).

    2.
    ☐ pursuant to Rule 467(b) on (                    ) at (                    ) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on (                    ).

    3.
    ☐ pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

    4.
    ☒ after the filing of the next amendment to this Form (if preliminary material is being filed).

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box: ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Debt Securities	$4,000,000,000	100%	$4,000,000,000	$157,200

(1)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457 of the Securities Act of 1933, as amended.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registration Statement shall become effective as provided in Rule 467 under the Securities Act of 1933 or on such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO
OFFEREES OR PURCHASERS

I-1

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated March 24, 2008

Preliminary Base Prospectus

US$4,000,000,000

DEBT SECURITIES

        We may from time to time offer for sale and issue debt securities in an aggregate principal amount of up to US$4,000,000,000 (or its equivalent in other currencies) during the 25 month period that this prospectus (including any amendments hereto) remains effective.

        The specific terms of the debt securities with respect to a particular offering will be set out in a supplement to this prospectus and may include, where applicable, the specific designation, aggregate principal amount, currency or currency unit for which the debt securities may be purchased, maturity, interest provisions, authorized denominations, offering price, any terms for redemption or retraction and any other specific terms. You should read this prospectus and any applicable prospectus supplement carefully before you invest.

        Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        We are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. They may not be comparable to the financial statements of United States companies.

        Owning the debt securities may subject you to tax consequences both in the United States and Canada. This prospectus and any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement and consult your own tax advisor with respect to your own particular circumstances.

        Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are continued under the laws of Canada, most of our officers and directors and most of the experts named in this prospectus are residents of Canada, and a substantial portion of our assets and all or a substantial portion of the assets of such officers, directors and experts are located outside the United States.

                                    , 2008.

ABOUT THIS PROSPECTUS

        In this prospectus and in any prospectus supplement, unless otherwise specified or the context otherwise requires, references to "Petro-Canada", the "Company", "us", "we" or "our" mean Petro-Canada and its subsidiaries. Unless otherwise specified, all dollar amounts contained in this prospectus and in any prospectus supplement are expressed in Canadian dollars, and references to "dollars", "Cdn$" or "$" are to Canadian dollars and all references to "US$" are to United States dollars. All financial information included and incorporated by reference in this prospectus or included in any prospectus supplement is prepared using generally accepted accounting principles which are in effect from time to time in Canada, which we refer to as "GAAP". "U.S. GAAP" means generally accepted accounting principles which are in effect from time to time in the United States.

        This prospectus is part of a registration statement on Form F-9 relating to the debt securities that we filed with the U.S. Securities and Exchange Commission ("SEC"). Under the registration statement, we may, from time to time, sell the debt securities described in this prospectus which may consist of debentures, notes, other types of debt securities or any combination thereof, in one or more offerings up to an aggregate principal amount of US$4,000,000,000. This prospectus provides you with a general description of the debt securities that we may offer. Each time we sell debt securities under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering of debt securities. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading "Where You Can Find More Information". This prospectus does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the debt securities.

        We prepare our consolidated financial statements in accordance with GAAP, which differs from U.S. GAAP. Therefore, our consolidated financial statements incorporated by reference in this prospectus, in any applicable prospectus supplement and in the documents incorporated by reference in this prospectus may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to note 26 to our annual audited consolidated financial statements as at and for the year ended December 31, 2007 for a discussion of the principal differences between our financial results calculated under GAAP and under U.S. GAAP.

WHERE YOU CAN FIND MORE INFORMATION

        Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated in this prospectus by reference may be obtained on request without charge from our Corporate Secretary at:

  Petro-Canada
  P.O. Box 2844
  150 - 6th Avenue S.W.
  Calgary, Alberta T2P 3E3
  (403) 296-8000
  Attention: Corporate Secretary

        You may also access our disclosure documents and any reports, statements or other information that we file with the Canadian provincial securities commissions or other similar regulatory authorities through the Internet on the Canadian System for Electronic Document Analysis and Retrieval, which is commonly known by the acronym SEDAR and which may be accessed at www.sedar.com.

        In addition to our continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance with the Exchange Act, file reports and other information with the SEC. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. You may read any document we file with or furnish to the SEC at the SEC's public reference room at 100 F Street N.E., Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room of the SEC by paying a fee. Please call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information on the public reference room. Our filings since November 4, 2002 are also electronically available from the SEC's Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR, and which may be accessed at www.sec.gov, as well as from commercial document retrieval services.

        Under applicable securities laws in Canada and the United States, we are permitted to incorporate by reference in this prospectus certain information we file with the securities regulatory authorities in Canada and the SEC, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. Information incorporated by reference must be filed as exhibits to the registration statement on Form F-9 that we have filed with the SEC in connection with the debt securities. The following documents, which have been filed with the securities regulatory authorities in Canada and with the SEC, are specifically incorporated by reference in this prospectus:

  •
  our management proxy circular dated March 7, 2008 relating to our annual meeting of shareholders to be held on April 29, 2008;

  •
  our annual information form dated March 17, 2008 for the year ended December 31, 2007;

  •
  our audited comparative consolidated financial statements as at December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007, together with the notes thereto and the report of the auditors thereon; and

  •
  our management's discussion and analysis for the year ended December 31, 2007.

        Any documents of the type referred to in the preceding paragraph, or required to be incorporated by reference herein pursuant to National Instrument 44-101—Short Form Prospectus Distributions, including annual information forms, information circulars, annual and interim financial statements and related management's discussion and analysis, material change reports (excluding confidential reports, if any), business acquisition reports, updated earnings coverage ratio information, as well as all prospectus supplements disclosing additional or updated information, filed by us with securities commissions or similar authorities in the relevant provinces of Canada subsequent to the date of this prospectus and prior to 25 months from the date hereof shall be deemed to be incorporated by reference in this prospectus. To the extent that any document or information incorporated by reference in this prospectus is included in a report that is filed with or furnished to the SEC on Form 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-9 of which this prospectus forms a part. In addition, any document filed by us with the SEC pursuant to section 13(a) or 15(d) of the Exchange Act which specifically states that it is intended to be incorporated by reference in the registration statement of which this prospectus forms a part shall be deemed to be incorporated by reference in such registration statement.

        Upon a new annual information form and related annual financial statements being filed by us with and, where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, management's discussion and analysis and material change reports filed prior to the commencement of the then current fiscal year will be deemed to be superceded and replaced and will no longer be deemed to be incorporated in this prospectus for purposes of future offers and sales of debt securities under this prospectus.

        A prospectus supplement containing the specific variable terms of an offering of debt securities will be delivered to purchasers of the applicable debt securities together with this prospectus and will be deemed to be incorporated by reference in this prospectus as of the date of such prospectus supplement but only for the purposes of the offering of the debt securities covered by that prospectus supplement.

        Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement or document so modified or superseded shall not, except to the extent so modified or superseded, be incorporated by reference and constitute a part of this prospectus.

        You should rely only on the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer of these debt securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front of the applicable prospectus supplement.

FORWARD-LOOKING STATEMENTS

        This prospectus contains or incorporates by reference forward-looking statements or information (collectively, "forward-looking information") within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. You can usually identify this information by such words as "plan," "anticipate," "forecast," "believe," "target," "intend," "expect," "estimate," "budget," or other terms that suggest future outcomes or references to outlooks. Listed below are examples of references to forward-looking information:

•  business strategies and goals

•  future investment decisions

•  outlook (including operational updates and strategic milestones)

•  future capital, exploration and other expenditures

•  future cash flows

•  future resource purchases and sales

•  construction and repair activities

•  turnarounds at refineries and other facilities

•  anticipated refining margins

•  future oil and natural gas production levels and the sources of their growth

•  project development, and expansion schedules and results

•  future exploration activities and results, and dates by which certain areas may be developed or come on-stream

•  retail throughputs

•  pre-production and operating costs

•  reserves and resources estimates

•  royalties and taxes payable

•  production life-of-field estimates

•  natural gas export capacity

•  future financing and capital activities (including purchases of our common shares under our normal course issuer bid (NCIB) program)

•  contingent liabilities (including potential exposure to losses related to retail licensee agreements)

•  environmental matters

•  future regulatory approvals

•  expected rates of return

        Such forward-looking information is subject to known and unknown risks and uncertainties. Other factors may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to:

•  industry capacity

•  imprecise reserves estimates of recoverable quantities of oil, natural gas and liquids from resource plays, and other sources not currently classified as reserves

•  the effects of weather and climate conditions

•  the results of exploration and development drilling, and related activities

•  the ability of suppliers to meet commitments

•  decisions or approvals from administrative tribunals

•  risks associated with domestic and international oil and natural gas operations

•  general economic, market and business conditions

•  competitive action by other companies

•  fluctuations in oil and natural gas prices

•  refining and marketing margins

•  the ability to produce and transport crude oil and natural gas to markets

•  fluctuations in interest rates and foreign currency exchange rates

•  actions by governmental authorities (including changes in taxes, royalty rates and resource-use strategies)

•  changes in environmental and other regulations

•  international political events

•  nature and scope of actions by stakeholders and/or the general public

        Many of these and other similar factors are beyond our control. We discuss these factors in greater detail in filings with the Canadian provincial securities commissions and the SEC.

        We caution that the foregoing list of important factors affecting forward-looking information is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. You should also carefully consider the matters discussed under "Risk Factors" in this prospectus. We undertake no obligation to update publicly or otherwise revise any forward-looking information or the foregoing list of factors, whether as a result of new information or future events or otherwise, except as may be required by law.

PETRO-CANADA

        We are an integrated oil and natural gas company with a portfolio of businesses spanning both the upstream and downstream sectors of the industry. In the upstream businesses, we explore for, develop, produce and market crude oil, natural gas liquids (NGL) and natural gas in Canada and internationally. Our downstream business unit refines crude oil and other feedstock, and markets and distributes petroleum products and related goods and services, primarily in Canada. Our core businesses are North American Natural Gas, International & Offshore, Oil Sands and Downstream, each of which is discussed in our annual information form incorporated by reference in this prospectus.

        We are organized under the Canada Business Corporations Act. Our common shares are listed on the Toronto Stock Exchange under the trading symbol "PCA" and on the New York Stock Exchange under the trading symbol "PCZ". Our registered and principal executive office is located at 150 - 6th Avenue S.W., Calgary, Alberta, Canada T2P 3E3. Telephone: (403) 296-8000.

USE OF PROCEEDS

        Unless otherwise indicated in a prospectus supplement relating to a series of debt securities, we will use the net proceeds we receive from the sale of the debt securities for general corporate purposes relating to our operations, which may include financing our capital expenditure program and working capital requirements. We may also use such proceeds for the repayment of debt and the financing of acquisitions. The specific principal purposes for which the net proceeds will be used and the amount of net proceeds to be used for any such purpose will be provided in the applicable prospectus supplement. We may invest funds that we do not immediately require in short-term marketable securities.

INTEREST COVERAGE

        The following consolidated interest coverage ratio is calculated for the twelve month period ended December 31, 2007 based on GAAP financial information. The interest coverage ratio does not give effect to the issuance of securities that may be issued pursuant to this prospectus and any prospectus supplement, since the aggregate principal amounts and the terms of such securities are not known at present. The interest coverage ratio set forth below gives effect to the issuance of all of our debt and repayment or redemption thereof as of December 31, 2007 and the repayment of $695 million of long term bank debt subsequent to that date. The Interest coverage ratio does not purport to be indicative of interest coverage ratios for any future periods.

Twelve Months Ended December 31, 2007
Interest coverage on debt:
Earnings(1)	26.2 times

    Notes:

    (1)
    Interest coverage on debt on an earnings basis is equal to net earnings before interest expense and income taxes divided by interest expenditures (interest expense plus capitalized interest).

        Our interest expenditures after giving effect to repayment of long term bank debt subsequent to December 31, 2007 (interest expense and capitalized interest) amounted to $194 million for the 12 months ended December 31, 2007. Included in interest expenditures are capitalized interest amounts of $30 million for the 12 months ended December 31, 2007. Our earnings before interest expense and income taxes for the 12 months ended December 31, 2007 were $5,072 million.

        If we offer debt securities having a term to maturity in excess of one year under this prospectus and a prospectus supplement, the prospectus supplement will include interest coverage ratios giving effect to the issuance of such securities.

RISK FACTORS

        Purchasing our debt securities is subject to certain risks. You should consider carefully the risk factors set forth below as well as the other information contained in and incorporated by reference in this prospectus and in the applicable prospectus supplement before purchasing the debt securities. In addition to the risk factors set forth below, additional risk factors relating to our business are discussed in our annual information form and our management's discussion and analysis, which are incorporated herein by reference. If any event arising from these risks occurs, our business, prospects, financial condition, results of operation and cash flows could be materially adversely affected.

Risks Relating to the Debt Securities

There can be no assurance as to the liquidity of the trading market for the debt securities or that a trading market for the debt securities will develop.

        There can be no assurance as to the liquidity of the trading market for the debt securities or that a trading market for the debt securities will develop. There is currently no public market through which the debt securities may be sold and, unless otherwise specified in the applicable prospectus supplement, we do not intend to apply for listing of the debt securities on any securities exchanges. If the debt securities are traded after their initial issue, they may trade at a discount from their initial offering prices depending on prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our financial condition.

Credit ratings may not reflect all risks of an investment in the debt securities and may change.

        Credit ratings may not reflect all risks associated with an investment in the debt securities. Any credit ratings applied to the debt securities are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in the credit ratings will generally affect the market value of the debt securities. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed herein on the value of the debt securities. There is no assurance that any credit rating assigned to the debt securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

Increases in interest rates may cause the market price or value of the debt securities to decline.

        The market price or value of the debt securities may decline as prevailing interest rates for comparable debt instruments rise.

The debt securities will be effectively subordinated to creditors of our subsidiaries, partnerships and other entities.

        We conduct our operations through a number of corporate and partnership subsidiaries. The debt securities will be effectively subordinated to claims of creditors of our subsidiaries, in that our right to participate as a stockholder or partner in the distribution of the assets of any subsidiary upon any such distribution would be subject to the prior claims of the creditors of such subsidiary.

We have made only limited covenants in the trust indenture governing the debt securities and these limited covenants may not protect your investment.

        The trust indenture governing the debt securities does not:

  •
  require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flows or liquidity and, accordingly, may not protect holders of the debt securities in the event that we experience significant adverse changes in our financial condition or results of operations;

  •
  limit our ability to incur indebtedness that is equal in right of payment to the debt securities;

  •
  restrict our ability to make investments or to pay dividends or make other payments in respect of, or repurchase, our common shares or other securities ranking junior to the debt securities; or

  •
  necessarily afford holders of debt securities protection should we be involved in a transaction that significantly increases our leverage.

        The trust indenture governing the debt securities contains only limited protections in the event of many types of transaction that we could engage in, including acquisitions, refinancings, recapitalizations or restructurings that could substantially affect our capital structure and the value of the debt securities. If any such transaction should occur, the value of your debt securities may decline.

DESCRIPTION OF DEBT SECURITIES

        The following describes certain general terms and provisions of the debt securities. We will provide the particular terms and provisions of a series of debt securities and a description of how the general terms and provisions described below apply to that series in a prospectus supplement. Accordingly, for a description of the terms of a particular series of debt securities, you must refer to both the applicable prospectus supplement relating to the series and the description of the debt securities set forth in this prospectus.

        In this section, unless the context otherwise indicates, "we", "us", "our" or "Petro-Canada" refers only to Petro-Canada and not any of its subsidiaries or interests in partnerships and other entities.

        Unless otherwise specified in a prospectus supplement, the debt securities will be issued under an indenture dated as of June 20, 2003 entered into between us and The Bank of New York Mellon (formerly The Bank of New York), as trustee (the "Trustee"), as it may be amended or supplemented from time to time, including to establish the terms and conditions of specific series of debt securities (the "Indenture"). The Indenture is subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. A copy of the Indenture has been filed with the securities regulatory authorities in Canada and is available under our profile on SEDAR at www.sedar.com. A form of the Indenture has also been filed with the SEC as an exhibit to our registration statement on Form F-9 dated May 14, 2003. The following is a summary of the Indenture which sets forth certain general terms and provisions of the debt securities and is not intended to be complete. Certain defined terms from the Indenture are used herein and are summarized in the "Certain Definitions" section below. For a more complete description, including the definition of capitalized terms used but not defined in this summary, you should refer to the Indenture. Whenever we refer in this summary to particular provisions of the Indenture, those provisions are qualified in their entirety by reference to the Indenture. It is the Indenture, and not this summary, that governs the rights of holders of debt securities.

        Offerings of debt securities under this prospectus are not the only way we may issue debt securities or incur additional indebtedness. We may do so in any other way.

General

        The Indenture does not limit the aggregate principal amount of debt securities (which may include debentures, notes and other evidences of indebtedness) that may be issued under the Indenture and does not limit the amount of other indebtedness that we may incur. The Indenture provides that debt securities may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any other currency. Unless otherwise indicated in an applicable prospectus supplement, the debt securities will be unsecured obligations. The debt securities offered pursuant to this prospectus will be issued in an aggregate principal amount of up to US$4,000,000,000 or the equivalent in other currencies. The Indenture also permits us to increase the principal amount of any series of the debt securities previously issued and to issue that increased principal amount.

        The applicable prospectus supplement will describe the specific terms of the particular series of debt securities being offered, which may include, but is not limited to, any of the following:

  •
  the title and the aggregate principal amount of the debt securities;

  •
  any limit on the aggregate principal amount of the debt securities of such series;

  •
  the date or dates, or the method by which such date or dates will be determined or extended, on which the principal of, and premium, if any, on the debt securities will be payable and the portion (if less than the principal amount) to be payable upon a declaration of acceleration of maturity;

  •
  the rate or rates (whether fixed or variable) at which the debt securities will bear interest, if any, or the method by which such rate or rates will be determined and the date or dates from which such interest will accrue and on which such interest will be payable and the regular record date or dates for the payment of interest on the debt securities in registered form, or the method by which such date or dates will be determined;

  •
  the place or places where the principal of, and premium, if any, and interest, if any, on the debt securities will be payable and each office or agency where the debt securities may be presented for registration of transfer or exchange;

  •
  the period or periods within which, the price or prices at which, the currency in which, and other terms and conditions upon which the debt securities may be redeemed or purchased, in whole or in part, by us;

  •
  the terms and conditions upon which you may redeem the debt securities prior to maturity and the price or prices at which and the currency in which the debt securities are payable;

  •
  the terms, if any, on which the debt securities may be converted or exchanged for other of our debt securities or debt securities of other entities;

  •
  whether payment of the debt securities will be guaranteed by any other person;

  •
  the extent and manner, if any, in which payment on or in respect of the debt securities will be secured, or will rank senior, or will be subordinated to the prior payment of our other liabilities and obligations;

  •
  whether the series of debt securities will be issuable in the form of one or more global securities and, if so, the identity of the depository for the global securities;

  •
  any applicable Canadian and U.S. federal income tax consequences;

  •
  the terms and conditions of any sinking fund or analogous provisions;

  •
  whether the debt securities may be issued bearing no interest or at a discount below their stated principal amount, and special considerations applicable to any such discounted debt securities or other debt securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes;

  •
  whether the debt securities are to be registered securities, bearer securities (with or without coupons) or both;

  •
  if other than denominations of US$1,000 and any integral multiple thereof, the denomination or denominations in which any definitive securities of the series shall be issuable and, if other than the denomination of US$1,000, the denomination or denominations in which any bearer debt securities of the series shall be issuable;

  •
  if other than U.S. dollars, the currency or currency unit in which the debt securities are denominated or in which currency payment of the principal of, and premium, if any, or interest, if any, on such debt securities will be payable;

  •
  any index formula or other method used to determine the amount of payments of principal of, and premium, if any, or interest, if any, on the debt securities;

  •
  whether and under what circumstances we will be required to pay any Additional Amounts (defined below under "Additional Amounts") for withholding or deduction for Canadian taxes with respect to the debt securities, and whether we will have the option to redeem the debt securities rather than pay the Additional Amounts; and

  •
  any other terms, conditions, rights and preferences (or limitations on such rights and preferences) of the debt securities including covenants and events of default which apply solely to a particular series of the debt securities being offered which do not apply generally to other debt securities, or any covenants or events of default generally applicable to the debt securities which do not apply to a particular series of the debt securities.

        Unless otherwise indicated in a prospectus supplement, the Indenture does not afford holders of the debt securities the right to tender such debt securities to us for repurchase in the event we have a change in control.

Ranking and Other Indebtedness

        Unless otherwise indicated in any applicable prospectus supplement, any debt securities issued will be our unsecured and unsubordinated obligations, will rank equally and ratably among themselves and with all of our other unsecured and unsubordinated indebtedness from time to time outstanding and will be effectively subordinated to all existing and future liabilities, including trade payables and other indebtedness, of our subsidiaries, partnerships and other entities. We will specify in a prospectus supplement at the time we issue a series of debt securities the amount of our, and our subsidiaries', partnerships' and other entities' then existing liabilities, including trade payables and other indebtedness.

Debt Securities in Global Form

        Unless otherwise indicated in a prospectus supplement, a series of the debt securities will be issued in global form as one or more "global securities" and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for debt securities in definitive form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

        The specific terms of the depositary arrangement with respect to any series or portion of a series of the debt securities to be represented by a global security will be described in the prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

        Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the debt securities represented by the global security to the accounts of such persons, designated as "participants", having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the debt securities or by us if such debt securities are offered or sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to beneficial interests of persons other than participants).

        So long as the depositary for a global security or its nominee is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the debt securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of the debt securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

        The laws of some states in the United States require that certain purchasers of debt securities take physical delivery of such debt securities in definitive form. These depositary arrangements and these laws may impair the ability to transfer beneficial interests in a global security.

        Any payments of principal, and premium, if any, and interest, if any, on a global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such debt securities. None of us, the Trustee or any paying agent for the debt securities represented by the global security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, and premium, if any, or interest, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

        If a depositary for a global security representing a particular series of the debt securities is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue such series of debt securities in definitive form in exchange for the global security representing such series of debt securities.

Debt Securities in Definitive Form

        If indicated in a prospectus supplement, the debt securities may be issued in definitive form without coupons or in bearer form with or without coupons, or in both forms. Debt securities in definitive form may be presented for exchange and for registration of transfer in the manner, at the places and, subject to the restrictions set forth in the Indenture and in the applicable prospectus supplement, without service charge, but upon payment of any taxes or other governmental charges due in connection therewith. We have initially appointed the Trustee as security registrar. Debt securities in bearer form and the coupons appertaining thereto, if any, will be transferable by delivery.

        Unless otherwise indicated in a prospectus supplement, payment of principal, and premium, if any, and interest on any debt securities in definitive form will be made at the office or agency of the Trustee, at 101 Barclay Street, New York, New York 10286, or at our option we can pay principal and any premium and interest on the debt securities by (1) check mailed or delivered to the address of the person entitled to receive payments appearing in the security register of the Trustee or (2) wire transfer to an account in the United States of the person entitled to receive payments if such person is a holder of US$1 million or more in aggregate principal amount of the debt securities of a particular series.

Covenants

Limitation on Liens

        The Indenture includes a covenant to the effect that, so long as any debt securities are outstanding and subject to all the provisions of the Indenture, we will not, and will not permit any Restricted Subsidiary to, create, assume or otherwise have outstanding any Security Interest in, on or over any of our or their interest in any Restricted Property, present or future, securing any Debt of any person, other than Permitted Encumbrances, unless at the time thereof or prior thereto the debt securities then outstanding under the Indenture are equally and ratably secured with such Debt.

Limitation on Sale and Leaseback Transactions

        We will not, nor will we permit any of our Restricted Subsidiaries to, enter into any Sale and Leaseback Transaction with respect to any Restricted Property owned by us or any Subsidiary on the Issue Date unless:

  (i)
  such transaction involves a lease or right to possession or use for a temporary period not to exceed three years following such sale, and such lease does not create or evidence a Capital Lease Obligation; or

  (ii)
  we or such Subsidiary would, on the effective date of such transaction, be entitled to issue, assume or guarantee Debt secured by a Security Interest on such property at least equal in amount to the Attributable Debt in respect thereof, without equally and ratably securing the debt securities then outstanding, as set forth under the "Limitation on Liens" covenant described above; or

  (iii)
  if the proceeds of such sale (A) are equal to or greater than the fair market value (as determined by any two of the following: the Chairman, the President, any Vice President, the Treasurer and the Controller of Petro-Canada) of such property and (B) are applied within 270 days after the receipt of such proceeds, directly or indirectly, to either (i) the purchase, acquisition or construction of Restricted Property to be used in the operation of our business or the business of any of our Restricted Subsidiaries or (ii) the repayment of our Funded Debt (including debt securities then outstanding) or Funded Debt of any of our Restricted Subsidiaries ranking equally and ratably with the debt securities then outstanding. For purposes of the Indenture, any Restricted Property purchased, acquired or constructed pursuant to clause (B)(i) of this paragraph, will be deemed to have been purchased, acquired or constructed prior to the Issue Date.

The preceding restrictions shall not apply to any Sale and Leaseback Transaction between us and our Restricted Subsidiaries or between our Restricted Subsidiaries.

Consolidation, Amalgamation, Merger and Sale of Assets

        The Indenture includes a covenant to the effect that we may not consolidate or amalgamate with or merge into or enter into any statutory arrangement with any other corporation, or, directly or indirectly, convey, transfer or lease all or substantially all of our property to any person, unless:

  •
  the entity formed by or continuing from such consolidation or amalgamation or into which we are merged or with which we enter into such arrangement, or the person which acquires or leases all or substantially all of our property is organized and existing under the laws of the United States, any state thereof or the District of Columbia, the laws of Canada or any province or territory thereof, or, if such consolidation, amalgamation, merger, arrangement or other transaction would not impair the rights of holders of the debt securities, in any other jurisdiction, provided that, if such successor entity is organized under the laws of a jurisdiction other than Canada or the United States, the successor entity assumes our obligations under the debt securities and the Indenture to pay Additional Amounts, substituting the name of such successor jurisdiction for Canada in each place that Canada appears in "—Additional Amounts", below and submits to the jurisdiction of U.S. federal and state courts in the manner and to the extent provided in the Indenture;

  •
  the successor entity expressly assumes or assumes by operation of law all of our obligations under the debt securities and under the Indenture; and

  •
  immediately after giving effect to such transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have happened and be continuing.

        If, as a result of any such transaction, any of our Restricted Property or Restricted Property of any Restricted Subsidiary becomes subject to a Security Interest, then, unless such Security Interest is a Security Interest that we could have outstanding or could permit a Restricted Subsidiary to have outstanding pursuant to the Indenture provisions described under the "Limitation on Liens" covenant above without equally and ratably securing the debt securities, we, simultaneously with or prior to such transaction, will cause the debt securities to be secured equally and ratably with or prior to the Debt secured by such Security Interest.

Certain Definitions

        Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms.

        "Attributable Debt" means, at the time of determination, the then present value (discounted at the actual rate of interest of such transaction) of the obligation of the lessee for net rental payments during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

        "Capital Lease Obligation" means the obligation of a person, as lessee, to pay rent or other amounts to the lessor under a lease of property which is required to be classified and accounted for as a capital lease on the consolidated balance sheet of such person in accordance with GAAP.

        "Consolidated Net Tangible Assets" means the total amount of assets as shown on our most recent annual audited or quarterly unaudited consolidated balance sheet and computed in accordance with GAAP, including investments in unconsolidated subsidiaries, after deducting therefrom:

  •
  all current liabilities (excluding any current liabilities constituting Funded Debt by reason of their being renewable or extendible);

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  all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other similar intangibles; and

  •
  appropriate adjustments on account of minority interests of other persons holding stock of a Subsidiary.

        "costs of abandonment" means the costs and expenses incurred in the plugging and abandonment of wells and the decommissioning or removal of structures or Facilities located on an oil, gas or other mineral property (including an oil sands property), and the reclamation and clean-up of such property and related Facilities, interests and surrounding lands whether or not owned by us or any of our Restricted Subsidiaries.

        "Current Assets" means current assets as determined in accordance with GAAP.

        "Debt" means all items which, in accordance with GAAP, would be recorded as debt in the consolidated financial statements of any person, and in any event including (without duplication):

  •
  any obligation for borrowed money including reimbursement obligations with respect to bankers' acceptances or similar facilities;

  •
  any obligation evidenced by bonds, debentures, notes or other similar instruments, including, without limitation, any such obligations incurred in connection with the acquisition of property, assets or businesses;

  •
  any Capital Lease Obligation;

  •
  any reimbursement obligation with respect to letters of credit issued to secure the payment of any Debt of any person;

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  any payment obligation under Financial Instrument Obligations; and

  •
  any guarantee of Debt of another person.

        "Facilities" means any drilling equipment, production equipment and platforms or mining equipment; pipelines, pumping stations and other pipeline facilities; terminals, warehouses and storage facilities; bulk plants; production, separation, dehydration, extraction, treating and processing facilities; gasification or natural gas liquefying facilities; flares, stacks and burning towers; floatation mills, crushers and ore handling facilities; tank cars, tankers, barges, ships, trucks, automobiles, airplanes and other marine, automotive, aeronautical and other similar moveable facilities or equipment; computer systems and associated programs or office equipment; roads, airports, docks (including drydocks); reservoirs and waste disposal facilities; sewers; generating plants (including power plants) and electric lines; telephone and telegraph lines, radio and other communications facilities; townsites, housing facilities, recreation halls, stores and other related facilities; and similar facilities and equipment of or associated with any of the foregoing.

        "Financial Instrument Obligations" means obligations arising under:

  •
  interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to interest rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon interest rates in effect from time to time or fluctuations in interest rates occurring from time to time;

  •
  currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to currency exchange rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon currency exchange rates in effect from time to time or fluctuations in currency exchange rates occurring from time to time; and

  •
  commodity swap or hedging agreements, floor, cap or collar agreements, commodity futures or options or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to one or more commodities or pursuant to which the price, value or amount payable thereunder is dependent or based upon the price of one or more commodities in effect from time to time or fluctuations in the price of one or more commodities occurring from time to time.

        "Funded Debt" means all Debt which, by its terms, matures more than 12 months from the date such Debt was incurred, or having a maturity of less than 12 months but by its terms being renewable or extendable, at the sole option of the obligor, beyond 12 months from the date such Debt was incurred.

        "GAAP" means generally accepted accounting principles in Canada in effect from time to time, unless our most recent audited or quarterly unaudited financial statements are not prepared in accordance with generally accepted accounting principles in Canada, in which case GAAP shall mean generally accepted accounting principles in the United States in effect from time to time.

        "Issue Date" means the date that any series of debt securities was first issued under the Indenture, being June 20, 2003.

        "Non-Recourse Debt" means at any time Debt incurred to provide funds for or otherwise finance (directly or indirectly) (i) the purchase price or other acquisition cost of any property not owned by us or a Subsidiary on the Issue Date, or (ii) costs and expenses incurred after the Issue Date for the construction, development or installation of, or improvements to, any property, or (iii) the costs and expenses incurred after the Issue Date in connection with acquisition, surveying, exploration, drilling, development, extraction, operation or production relating to or arising in connection with any oil, gas or other mineral property (including oil sands property), including costs incurred for the construction, alteration, repair, improvement or operation of any and all Facilities relating to such property, or to projects, ventures or other arrangements of which such property forms a part or which relate to such property, whether or not such Facilities are in whole or in part located (or from time to time located) at or on such property, and all related costs of abandonment, provided that at such time the recourse of the lender thereof (including any agent, trustee, receiver or other person acting on behalf of such lender) in respect of such Debt is limited in all circumstances to (A) the property that is the subject of the acquisition, construction, development or other relevant activities referred to in clauses (i), (ii) or (iii) above, and to the receivables, inventory, equipment, chattel payables, contracts, intangibles and other assets, rights or collateral connected with such property and the proceeds thereof, and (B) in the case of any Debt referred to in clause (iii), any contiguous or associated oil, gas or mineral properties (including oil sands properties) and any Facilities or other property used or to be used in connection with any such oil, gas or mineral properties (including oil sands properties), whether or not such Facilities are located (or located from time to time) at or on such property, other than recourse (which shall be on an unsecured basis) against our other property or the other property of any Subsidiary for a breach of representations and warranties or non-financial covenants made by such person in connection with such Debt to the extent such representations and warranties or non-financial covenants are customarily given in similar type financings.

        "Permitted Encumbrances" means:

  •
  any Security Interest existing as of the Issue Date;

  •
  any Security Interest existing on the property of any person when such person becomes a Restricted Subsidiary, or arising thereafter pursuant to contractual commitments entered into prior to and not in contemplation of such person becoming a Restricted Subsidiary;

  •
  any Security Interest on the property of any person which Security Interest exists at the time such person is merged into or amalgamated or consolidated with us or a Restricted Subsidiary, or such property is otherwise acquired by us or a Restricted Subsidiary (including by way of lease), provided that such Security Interest does not extend to property owned by us or a Restricted Subsidiary prior to such merger, amalgamation, consolidation or acquisition;

  •
  any Security Interest on property acquired by us or a Restricted Subsidiary after the Issue Date given in connection with a Capital Lease Obligation;

  •
  any Security Interest given in connection with a Sale and Leaseback Transaction permitted by clause (iii) of the "Limitation on Sale and Leaseback Transactions" set out above;

  •
  any Security Interest in favor of us, any Restricted Subsidiary or any wholly-owned Subsidiary;

  •
  any Security Interest in Current Assets given to secure any Debt repayable on demand or maturing, including any right of extension or renewal, within 12 months after the date such Debt is incurred;

  •
  any Security Interest granted (i) on cash or securities issued by the United States or Canada or any agency or instrumentality of the United States or Canada or any state or province thereof, as the case may be, or (ii) in the ordinary course of business, in either case in connection with Financial Instrument Obligations;

  •
  any Security Interest in any Restricted Property in favor of any federal government or any province, state or territory thereof or any municipality therein or any political subdivision, department, agency or instrumentality of any of them to secure the performance of any covenant or obligation to or in favor of or entered into at the request of such authorities where such security is required pursuant to any contract, statute or regulation or with respect to any franchise, grant, license or permit (including related to periodic payments in connection therewith) or arises by operation of law and any defects in title to structures or other facilities arising solely from the fact that such structures or facilities are constructed or installed on lands held by us under government permits, leases or grants, provided that such Security Interest is not given in connection with borrowed money;

  •
  any Security Interest in any oil, gas or other mineral property or products derived from such property to secure obligations incurred or guarantees of obligations incurred in connection with or necessarily incidental to commitments of purchase or sale of, or the transportation, storage or distribution of, such property or the products derived from such property, provided that such Security Interest is not given in connection with borrowed money;

  •
  any Security Interest arising under partnership agreements, oil and natural gas leases, overriding royalty agreements, net profits agreements, royalty trust agreements, master limited partnership agreements, farm-out agreements, division orders, utilization and pooling designations, declarations, orders and agreements, joint venture agreements, development agreements, operating agreements, production sales contracts (including security in respect of take or pay or similar obligations thereunder), area of mutual interest agreements, natural gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, which in each of the foregoing cases is customary in the oil and natural gas business, and other similar agreements which are customary in the oil and natural gas business, provided that such Security Interest is (i) limited to the assets that are the subject of the relevant agreement and the proceeds of such assets, and (ii) not given in connection with borrowed money;

  •
  any Security Interest (i) securing the purchase price or other acquisition cost of any property not owned by us or a Subsidiary on the Issue Date, or (ii) securing costs and expenses incurred after the Issue Date for the construction, development or installation of, or improvements to, any property, or (iii) securing the costs and expenses incurred after the Issue Date in connection with surveying, exploration, drilling, development, extraction, operation or production relating to or arising in connection with any oil, gas or other mineral property (including oil sands property) or with the acquisition thereof, including costs incurred for the acquisition, construction, alteration, repair, improvement or operation of any and all Facilities relating to such property, or to projects, ventures or other arrangements of which such property forms a part or which relate to such property, whether or not such Facilities are in whole or in part located (or from time to time located) at or on such property, and all related costs of abandonment, or (iv) securing Debt created, issued, incurred or assumed by us or any of our Subsidiaries to provide funds for, or otherwise finance (directly or indirectly), the activities set forth in clauses (i), (ii) and (iii) above, if such Debt is incurred prior to, during or within two years after the completion of acquisition, construction, development or the other relevant activities referred to in clauses (i), (ii) or (iii) above and does not exceed the cost of such acquisition, construction, development or other activities, as applicable; provided, however, that any such Security Interest shall be limited to (A) the property that is the subject of the acquisition, construction, development or other relevant activities referred to in clauses (i), (ii) or (iii) above, and to the receivables, inventory, equipment, chattel payables, contracts, intangibles and other assets, rights or collateral connected with such property and the proceeds thereof, and (B) in the case of any Security Interest referred to in clause (iii), any contiguous or associated oil, gas or mineral properties (including oil sands properties) and any Facilities or other property, in each case, used or to be used in connection with any such oil, gas or mineral properties (including oil sands properties), whether or not such Facilities are located (or located from time to time) at or on such property;

  •
  any Security Interest on cash or securities deposited with a trustee or collateral agent to defease Debt secured by such Security Interest;

  •
  any Security Interest arising by reason of (i) any judgment, decree or order of any court, so long as any appropriate legal proceedings which may have been initiated for the review of such judgment, decree or order shall not have been finally terminated or so long as the period within which such proceedings may be initiated shall not have expired, or (ii) any deposit or pledge with any surety company or clerk of any court, or in escrow, as collateral in connection with, or in lieu of, any bond on appeal from any judgment or decree against us or any Subsidiary, or in connection with other proceedings or actions at law or in equity by or against us or any Subsidiary, provided that such Security Interest is not given in connection with borrowed money;

  •
  any Security Interest referred to in the foregoing clauses or this clause securing any extension, renewal, alteration or replacement of all or part of any Debt secured by such Security Interest, provided that:

  •
  the principal amount of such Debt is not increased by an amount exceeding the cost of such extension, renewal, alteration or replacement, including but not limited to all fees and expenses incurred in connection therewith, and

  •
  the Security Interest is limited to all or part of the property which secured the Debt prior to it being extended, renewed, altered or replaced, plus improvements on such property and the proceeds thereof and all rights associated therewith; and

  •
  any Security Interest that would otherwise be prohibited, provided that the aggregate of all Debt outstanding and secured under this clause and all Attributable Debt in respect of Sale and Leaseback Transactions entered into after the Issue Date which were permitted under the Indenture solely by clause (ii) of the "Limitation on Sale and Leaseback Transactions" covenant described above does not (calculated at the time of the granting of the Security Interest) exceed an amount equal to 10 percent of Consolidated Net Tangible Assets.

        Any transaction consisting of the sale (including any forward sale) or other transfer of oil, gas or other minerals, whether in place or when produced, for a period of time until, or in amount such that, the purchaser will realize a specified amount of money or minerals or any other interest in property (commonly characterized as a "production payment"), will not constitute a Security Interest and will not result in us or a Restricted Subsidiary being required to secure the debt securities.

        "person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

        "property" means all assets and property, both real and personal, of any person.

        "Restricted Property" means any oil, gas or mineral property of a primary nature located in the United States, Canada or the United Kingdom, and any facilities located in the United States, Canada or the United Kingdom directly related to the mining, processing or manufacture of hydrocarbons or minerals, or any of the constituents thereof, and includes Voting Shares or other interests of a Restricted Subsidiary which owns such property or facilities, but does not include (i) any property or facilities used in connection with or necessarily incidental to the purchase, sale, storage, transportation or distribution of hydrocarbons or minerals or products derived therefrom, (ii) any property which, in the opinion of our board of directors, is not materially important to the total business conducted by us and our Subsidiaries as an entirety or (iii) any portion of a particular property which, in the opinion of our board of directors, is not materially important to the use or operation of such property.

        "Restricted Subsidiary" means, on any date, any Subsidiary of Petro-Canada which owns at the time Restricted Property; provided, however, such term shall not include a Subsidiary of Petro-Canada if the amount of Petro-Canada's share of Shareholders' Equity of such Subsidiary constitutes, at the time of determination, less than 2 percent of Petro-Canada's Consolidated Net Tangible Assets.

        "Sale and Leaseback Transaction" means an arrangement with any lender or investor or to which such lender or investor is a party providing for the leasing by us or a Restricted Subsidiary of any property owned by us or any Subsidiary on the Issue Date.

        "Security Interest" means any security by way of an assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or other security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, perfected or not, but not including any security interest in respect of a lease which does not create or evidence a Capital Lease Obligation or any encumbrance that may be deemed to arise solely as a result of entering into an agreement not in violation of the Indenture to sell or otherwise transfer property.

        "Shareholders' Equity" means shareholders' equity of Petro-Canada as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of Petro-Canada and computed in accordance with GAAP.

        "Significant Subsidiary" means a Restricted Subsidiary that constitutes a "significant subsidiary" as defined in Rule 1-02 of Regulation S-X of the Exchange Act.

        "Subsidiary" means any corporation or other person of which Voting Shares or other interests carrying more than 50 percent of the voting rights attached to all outstanding Voting Shares or other interests are owned, directly or indirectly, by us or by one or more of our Subsidiaries, or by us and one or more of our Subsidiaries.

        "Voting Shares" means shares of any class of a corporation having under all circumstances the right to vote for the election of the directors of such corporation, provided that, for the purpose of this definition, shares which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares whether or not such event shall have happened.

Additional Amounts

        Unless otherwise specified in a prospectus supplement, all payments made by us under or with respect to the debt securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax ("Canadian Taxes"), unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the debt securities, we will pay to each holder of such debt securities as additional interest such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each such holder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a debt securities holder (such holder, an "Excluded Holder") in respect of the beneficial owner thereof:

  •
  with which we do not deal at arm's length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

  •
  which is subject to such Canadian Taxes by reason of the holder of the debt securities being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of debt securities or the receipt of payments thereunder;

  •
  which is subject to such Canadian Taxes by reason of the holder's failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes; or

  •
  which by reason of the legal nature of the holder of the debt securities is disentitled to the benefit of an applicable treaty between the Government of Canada and the government of the holder's country of residence.

        We will also make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

        We will furnish to the holders of the debt securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by us.

        We will indemnify and hold harmless each holder of debt securities (other than an Excluded Holder) and upon written request reimburse each such holder for the amount, excluding any payment of Additional Amounts by us, of:

  •
  any Canadian Taxes levied or imposed and paid by such holder as a result of payments made under or with respect to the debt securities;

  •
  any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

  •
  any Canadian Taxes imposed with respect to any reimbursement under the preceding two bullet points,

but excluding any such Canadian Taxes on such holder's net income.

        Wherever in the Indenture there is mentioned, in any context, the payment of principal, and premium, if any, interest or any other amount payable under or with respect to a debt security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Tax Redemption

        Unless otherwise specified in a prospectus supplement, a series of debt securities will be subject to redemption at any time, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if we (or our successor) determine that (i) as a result of (A) any amendment to or change (including any announced prospective change) in the laws (or any regulations thereunder) of Canada (or our successor's jurisdiction of organization) or of any political subdivision or taxing authority thereof or therein, as applicable, or (B) any amendment to or change in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory determination), which amendment or change is announced or becomes effective on or after the date specified in the applicable prospectus supplement (or the date a party organized in a jurisdiction other than Canada or the United States becomes our successor), we have or will become obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to any debt security of such series as described under "Additional Amounts", or (ii) on or after the date specified in the applicable prospectus supplement (or the date a party organized in a jurisdiction other than Canada or the United States becomes our successor), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or our successor's jurisdiction of organization) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in (i) above, whether or not such action was taken or decision was rendered with respect to us, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to us of legal counsel of recognized standing, will result in our becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any debt security of such series and, in any such case, we, in our business judgment, determine that such obligation cannot be avoided by the use of reasonable measures available to us.

        In the event that we elect to redeem a series of the debt securities pursuant to the provisions set forth in the preceding paragraph, we shall deliver to the Trustee a certificate, signed by an authorized officer, stating that we are entitled to redeem such series of the debt securities pursuant to their terms.

        Notice of intention to redeem such series of our debt securities will be given not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.

Provision of Financial Information

        We will furnish to the Trustee, within 30 days after we file them with or furnish them to the SEC, copies (which may be electronic copies) of our annual and interim reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which we are required to file with or furnish to the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

        In the event that we do not remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and interim basis on forms provided for such annual and interim reporting pursuant to rules and regulations promulgated by the SEC, we will continue to furnish to the Trustee:

  •
  within the time periods required for the filing of annual information forms and annual financial statements (or similar annual filings) by the Canadian securities regulatory authorities, the information required to be provided or incorporated by reference in an annual information form, annual financial statement or similar annual filing under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not we have any of our securities listed on such exchange; and

  •
  within the time periods required for the filing of interim reports by the Canadian securities regulatory authorities, the information required to be provided in interim reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not we have any of our securities listed on such exchange.

Events of Default

        Unless otherwise provided in a prospectus supplement, the following are summaries of events with respect to any series of our debt securities which will constitute an event of default with respect to the debt securities of that series:

  •
  default in the payment of the principal of, or premium, if any, on, any debt security of such series when it becomes due and payable;

  •
  default in the payment of any interest on any debt security of such series, when it becomes due and payable, and continuance of such default for a period of 30 days;

  •
  default in observing or performing any of the covenants described above under "Consolidation, Amalgamation, Merger and Sale of Assets", and continuance of such default for a period of 15 days;

  •
  default in the performance, or breach, of any other applicable covenant or warranty of the issuer of the series of debt securities in the Indenture, and continuance of such default or breach for a period of 90 days after written notice has been given to us by the Trustee or by the holders of at least 25 percent in principal amount of all outstanding debt securities of any series affected thereby;

  •
  default in the performance of any covenant of Petro-Canada or any Restricted Subsidiary contained in any instrument (other than the Indenture) under which Debt (other than Non-Recourse Debt) is created or issued if such Debt has an outstanding principal amount in excess of the greater of US$75 million and 2 percent of Shareholders' Equity at the time of default and the holders of such Debt, or a trustee, if any, for those holders, declare such Debt to be due and payable prior to the stated maturity of such Debt, and such acceleration shall not be rescinded or annulled, or such default shall not be remedied or cured, whether by payment or otherwise, or waived by the holders of such accelerated Debt within a period of seven days after such Debt has been accelerated (or, if such acceleration is the result of an event of default which is not related to the failure to pay principal or interest, within 30 days after such Debt has been accelerated);

  •
  certain events in bankruptcy, insolvency, assignment for the benefit of creditors or analogous process relating to Petro-Canada or any Significant Subsidiary of Petro-Canada, all as described in the Indenture; or

  •
  any other events of default provided with respect to debt securities of that series.

        No event of default with respect to a particular series of debt securities necessarily constitutes an event of default with respect to any other series of debt securities.

        If an event of default occurs and is continuing with respect to debt securities of any series, unless the principal of all of the debt securities of that series shall have already become due and payable, the Trustee may, in its discretion, and shall upon request in writing made by the holders of not less than 25 percent in aggregate principal amount of all outstanding debt securities affected by such event of default, declare the principal of, and premium, if any, on, all the outstanding debt securities of that series and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those debt securities, to be immediately due and payable.

        Subject to certain conditions contained in the Indenture, the holders of a majority of the principal amount of the outstanding debt securities of the affected series can rescind this accelerated payment requirement.

        Subject to certain limitations contained in the Indenture, the holders of a majority in principal amount of the outstanding debt securities of all series affected by an event of default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the debt securities of all series affected by such event of default.

        No holder of a debt security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the Indenture, unless:

  •
  such holder has previously given to the Trustee written notice of a continuing event of default with respect to the debt securities of such series affected by such event of default;

  •
  the holders of at least 25 percent in aggregate principal amount of the outstanding debt securities of those series (voting as one class) affected by such event of default have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee; and

  •
  the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of those series affected by such event of default a direction inconsistent with such request, within 60 days after such notice, request and offer.

        However, such above-mentioned limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium or interest on such debt security on or after the applicable due date specified in such debt security.

        The Indenture requires that we annually furnish to the Trustee a statement by certain of our officers, to the best of their knowledge, as to whether or not we are in compliance with all conditions and covenants of the Indenture and, if not, specifying all such known defaults. We will also be required under the Indenture to notify the Trustee as soon as practicable upon becoming aware of any event of default.

Defeasance

        Unless otherwise specified in the applicable prospectus supplement, the Indenture provides that, at our option, we will be discharged from any and all obligations in respect of the outstanding debt securities of any series upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each instalment of interest on the outstanding debt securities of such series ("Defeasance") (except with respect to the authentication, transfer, exchange or replacement of our debt securities or the maintenance of a place of payment and certain other obligations set forth in the Indenture). Such trust may only be established if, among other things:

  •
  we have delivered to the Trustee an opinion of counsel in the United States stating that we have received from, or there has been published by, the Internal Revenue Service a ruling or, since the Issue Date, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred;

  •
  we have delivered to the Trustee an opinion of counsel in Canada or a ruling from Canada Revenue Agency to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding debt securities of such series include holders who are not resident in Canada);

  •
  we are not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit; and

  •
  no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default, shall have occurred and be continuing on the date of such deposit.

        We may exercise our Defeasance option notwithstanding our prior exercise of our Covenant Defeasance option described in the following paragraph if we meet the conditions described in the preceding sentence at the time we exercise the Defeasance option.

        The Indenture provides that, at our option, unless and until we have exercised our Defeasance option described in the preceding paragraph, we may omit to comply with the "Limitation on Liens," "Consolidation, Amalgamation, Merger and Sale of Assets" and "Limitation on Sale and Leaseback Transactions" covenants and certain other covenants and such omission shall not be deemed to be an event of default under the Indenture upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each instalment of interest, if any, on the outstanding debt securities ("Covenant Defeasance"). If we exercise our Covenant Defeasance option, the obligations under the Indenture other than with respect to such covenants and the events of default with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things:

  •
  we have delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of the outstanding debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

  •
  we have delivered to the Trustee an opinion of counsel in Canada or a ruling from Canada Revenue Agency to the effect that the holders of the outstanding debt securities will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Covenant Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of our outstanding debt securities include holders who are not resident in Canada);

  •
  we are not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit; and

  •
  no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default, shall have occurred and be continuing on the date of such deposit.

Modification and Waiver

        Modifications and amendments of the Indenture may be made by us and the Trustee with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series issued under the Indenture affected by such modification or amendment (voting as one class); provided that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such affected series:

  •
  change the stated maturity of the principal of, or extend the scheduled time of payment of any installment of interest, if any, on any debt security;

  •
  reduce the principal amount of, or premium, if any, or interest rate, if any, on any debt security;

  •
  change the place of payment;

  •
  change the currency of payment of principal of, or premium, if any, or interest, if any, on any debt security;

  •
  impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

  •
  reduce the percentage of principal amount of outstanding debt securities of such series, the consent of the holders of which is required for modification or amendment of Indenture provisions or for waiver of compliance with provisions of the Indenture or for waiver of defaults; or

  •
  modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants, except as otherwise specified in the Indenture.

        The holders of a majority in principal amount of the outstanding debt securities of any series (or of all affected series, as the case may be) may on behalf of the holders of all debt securities of such series waive, insofar as that series is concerned, compliance by us with certain restrictive provisions of the Indenture. The holders of a majority in principal amount of outstanding debt securities of any series (or of all affected series, as the case may be) may waive any past default under the Indenture with respect to such series, except a default in the payment of the principal of, or premium, if any, and interest, if any, on any debt security of such series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of such series.

        The Indenture or the debt securities may be amended or supplemented, without the consent of any holder of such debt securities, in order to, among other things, cure any ambiguity or inconsistency that, in each case, does not materially adversely affect the rights of any holder of such debt securities.

Resignation of Trustee

        The Trustee may resign or be removed with respect to one or more series of debt securities and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of debt securities, each such Trustee shall be a Trustee of a trust under the Indenture separate and apart from the trust administered by any other such Trustee, and any action described herein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of debt securities for which it is Trustee.

Governing Law

        Our debt securities and the Indenture will be governed by and construed in accordance with the laws of the State of New York.

Consent to Jurisdiction and Service

        Under the Indenture, we have irrevocably appointed CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York 10011, as our authorized agent for service of process in any suit or proceeding arising out of or relating to the debt securities or the Indenture and for actions brought under U.S. federal or state securities laws in any U.S. federal or state court located in the Borough of Manhattan in The City of New York, New York, and we have irrevocably submitted to the non-exclusive jurisdiction of such courts.

Enforceability of Judgments

        We are continued under, and governed by, the laws of Canada. A substantial portion of our assets are located outside the United States and substantially all of our directors and officers are not residents of the United States. Any judgment obtained in the United States against us or certain of our directors or officers, including judgments with respect to the payment of principal on any debt securities, may not be collectible within the United States.

        We have been informed by Fraser Milner Casgrain LLP, our Canadian counsel, that the laws of the Province of Alberta and the federal laws of Canada applicable therein permit an action to be brought in a court of competent jurisdiction in the Province of Alberta on any final and conclusive judgment in personam of any federal or state court located in the State of New York (a "New York Court") against us, which judgment is subsisting and unsatisfied for a sum certain with respect to the enforcement of the Indenture and the debt securities that is not impeachable as void or voidable under the internal laws of the State of New York if: (i) the New York Court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of Alberta (and submission by us in the Indenture to the jurisdiction of the New York Court will be sufficient for that purpose); (ii) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such terms are understood under the laws of the Province of Alberta or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada); (iii) the enforcement of such judgment would not be contrary to the laws of general application limiting the enforcement of creditors' rights including bankruptcy, reorganization, winding up, moratorium and similar laws and does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws in the Province of Alberta; (iv) no new admissible evidence relevant to the action is discovered prior to the rendering of judgment by the court in the Province of Alberta; (v) interest payable on the debt securities is not characterized by a court in the Province of Alberta as interest payable at a criminal rate within the meaning of Section 347 of the Criminal Code (Canada); and (vi) the action to enforce such judgment is commenced within the appropriate limitation period, except that any court in the Province of Alberta may only give judgment in Canadian dollars.

        In the opinion of such counsel, there are no reasons under present laws of the Province of Alberta for avoiding recognition of such judgments of New York Courts under the Indenture or on the debt securities based upon public policy. However, we have been advised by such counsel that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated solely upon the United States federal securities laws.

PLAN OF DISTRIBUTION

        We may sell the debt securities to or through underwriters or dealers and may also sell the debt securities to one or more other purchasers directly or through agents.

        The applicable prospectus supplement will set forth the terms of the offering relating to the particular debt securities, including, to the extent applicable, the name or names of any underwriters or agents, the purchase price or prices of the debt securities to be offered, the proceeds to us from the sale of the debt securities to be offered, any initial public offering price, any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any initial public offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

        The debt securities may be sold from time to time in one or more transactions at fixed prices or non-fixed prices, such as prices determined by reference to the prevailing price of the specified securities in a specified market, at market prices prevailing at the time of sale or at prices to be negotiated with purchasers, which prices may vary as between purchasers and during the distribution of the debt securities.

        If indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the debt securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable prospectus supplement or supplements, which will also set forth the commission payable for solicitation of these contracts.

        Underwriters, dealers and agents who participate in the distribution of the debt securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which those underwriters, dealers or agents may be required to make in respect thereof. Those underwriters, dealers and agents may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

        In connection with any underwritten offering of debt securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the debt securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

        Each series of the debt securities will be a new issue of securities with no established trading market. Unless otherwise specified in an applicable prospectus supplement relating to a series of debt securities, the debt securities will not be listed on any securities exchange or on any automated dealer quotation system. Some broker-dealers may make a market in the debt securities, but they will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the debt securities of any series or that an active public market for the debt securities of any series will develop. If an active public trading market for the debt securities of any series does not develop, the market price and liquidity of such series of debt securities may be adversely affected. See "Risk Factors".

MATERIAL INCOME TAX CONSIDERATIONS

        The applicable prospectus supplement will describe the material Canadian federal income tax consequences to investors of purchasing, owning and disposing of debt securities, including, in the case of an investor who is not a resident of Canada, whether payments of principal, premium, if any, and interest will be subject to Canadian non-resident withholding tax.

        The applicable prospectus supplement will also describe certain U.S. federal income tax consequences of the purchase, ownership and disposition of the debt securities by an investor who is a United States person, including, to the extent applicable, certain relevant U.S. federal income tax rules pertaining to capital gains and ordinary income treatment, original issue discount, backup withholding and the foreign tax credit, and any consequences relating to debt securities payable in a currency other than U.S. dollars, issued at an original discount for U.S. federal income tax purposes or containing early redemption provisions or other special terms.

LEGAL MATTERS

        Unless otherwise specified in the applicable prospectus supplement, certain legal matters relating to Canadian law in connection with the issuance of the debt securities will be passed upon for us by Fraser Milner Casgrain LLP, Calgary, Alberta, Canada. Certain legal matters relating to United States law in connection with the issuance of the debt securities will be passed upon for us by Fulbright & Jaworski LLP. Certain legal matters in connection with the issuance of debt securities relating to United States law will be passed upon for the underwriters by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York.

        As of the date of this prospectus, the partners and associates of Fraser Milner Casgrain LLP and Fulbright & Jaworski LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of our outstanding securities.

INTEREST OF EXPERTS

        Deloitte & Touche LLP are our auditors and are independent in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta. Kathleen E. Sendall is a Senior Vice-President with Petro-Canada and has certified a report with respect to our oil and natural gas reserves and oil sands mining quantities as at December 31, 2007. Ms. Sendall beneficially owns, directly or indirectly, less than 1% of any class of our outstanding securities.

DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT

        The following documents have been (or will be) filed with the SEC as part of the registration statement on Form F-9 of which this prospectus is a part:

  •
  the documents listed in the fourth paragraph under "Where You Can Find More Information" in this prospectus;

  •
  the consent of our auditors Deloitte & Touche LLP;

  •
  the consent of our Canadian counsel Fraser Milner Casgrain LLP;

  •
  the consent of Kathleen E. Sendall relating to our oil and natural gas reserves disclosure;

  •
  powers of attorney from our directors and officers;

  •
  form of trust indenture relating to the debt securities; and

  •
  statement of eligibility of the trustee on Form T-1.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO
OFFEREES OR PURCHASERS

Indemnification of Directors or Officers.

        Section 124 of the Canada Business Corporations Act (the "Act") provides as follows:

124.    (1) Indemnification — A corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or acted at the corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity.

(2)    Advance of costs — A corporation may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in subsection (1). The individual shall repay the moneys if the individual does not fulfill the conditions of subsection (3).

(3)    Limitation — A corporation may not indemnify an individual under subsection (1) unless the individual

  (a)
  acted honestly and in good faith with a view to the best interests of the corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the corporation's request; and

  (b)
  in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful.

(4)    Indemnification in derivative actions — A corporation may with the approval of a court, indemnify an individual referred to in subsection (1), or advance moneys under subsection (2), in respect of an action by or on behalf of the corporation or other entity to procure a judgment in its favor, to which the individual is made a party because of the individual's association with the corporation or other entity as described in subsection (1) against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfils the conditions set out in subsection (3).

(5)    Right to indemnity — Despite subsection (1), an individual referred to in that subsection is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual's association with the corporation or other entity as described in subsection (1), if the individual seeking indemnity

  (a)
  was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and

  (b)
  fulfills the conditions set out in subsection (3).

(6)    Insurance — A corporation may purchase and maintain insurance for the benefit of an individual referred to in subsection (1) against any liability incurred by the individual

  (a)
  in the individual's capacity as a director or officer of the corporation; or

  (b)
  in the individual's capacity as a director or officer, or similar capacity, of another entity, if the individual acts or acted in that capacity at the corporation's request.

(7)    Application to court — A corporation, an individual or an entity referred to in subsection (1) may apply to a court for an order approving an indemnity under this section and the court may so order and make any further order that it sees fit.

(8)    Notice to Director — An applicant under subsection (7) shall give the Director notice of the application and the Director is entitled to appear and be heard in person or by counsel.

(9)    Other notice — On an application under subsection (7) the court may order notice to be given to any interested person and the person is entitled to appear and be heard in person or by counsel.

        The by-laws of Petro-Canada provide that Petro-Canada shall indemnify a director or officer, a former director or officer, or a person who acts or acted at Petro-Canada's request as a director or officer of another corporation of which Petro-Canada is or was a shareholder or creditor, and the heirs and legal representatives of such a person to the extent permitted by the Act.

        Petro-Canada maintains director and officer liability insurance to a total limit of US$150 million in aggregate during the insurance policy year.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Petro-Canada pursuant to the foregoing provisions, Petro-Canada has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

EXHIBITS

Exhibit		Description
4.1	Management Proxy Circular, dated March 7, 2008 (incorporated by reference to Petro-Canada's Report on Form 6-K, filed with the U.S. Securities and Exchange Commission on
March 24, 2008) (File No. 001-13922).
4.2		Annual Information Form, dated March 17, 2008 (incorporated by reference to Petro-Canada's Annual Report on Form 40-F for the year ended December 31, 2007, filed with the U.S. Securities and Exchange Commission on March 24, 2008) (File No. 001-13922).
4.3		Audited consolidated financial statements as at December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007, together with the notes thereto and the reports of the auditors thereon (incorporated by reference to Petro-Canada's Annual Report on Form 40-F for the year ended December 31, 2007, filed with the U.S. Securities and Exchange Commission on March 24, 2008) (File No. 001-13922).
4.4		Management's Discussion and Analysis, for the year ended December 31, 2007 (incorporated by reference to Petro-Canada's Form 40-F for the fiscal year ended December 31, 2007 filed with the U.S. Securities and Exchange Commission on March 24, 2008) (File No. 001-13922).
5.1		Consent of Deloitte & Touche LLP.
5.2	*	Consent of Fraser Milner Casgrain LLP.
5.3	*	Consent of Fulbright & Jaworski L.L.P.
5.4	*	Consent of Kathleen E. Sendall.
7.1		Form of Indenture between Petro-Canada and The Bank of New York (incorporated by reference to Exhibit 7.1 to Petro-Canada's Registration Statement on Form F-9/A, as filed with the U.S. Securities and Exchange Commission on May 14, 2003) (File No. 333-105076).
7.2	*	Form of Supplemental Indenture between Petro-Canada and the Bank of New York Mellon.
7.3	*	Statement of Eligibility of Trustee on Form T-1.
24		Powers of Attorney.

*
To be filed by amendment.

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertaking.

        Petro-Canada undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-9 or to transactions in said securities.

Item 2. Consent to Service of Process.

        Concurrently with the filing of this Registration Statement, Petro-Canada has filed with the Commission a written Appointment of Agent for Service of Process and Undertaking on Form F-X.

        Any change to the name or address of the agent for service of process of Petro-Canada shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

III-1

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-9 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Canada, on March 24, 2008.

PETRO-CANADA
By:	/s/ RON A. BRENNEMAN Name: Ron A. Brenneman Title: President and Chief Executive Officer
By:	/s/ ERNEST F. H. ROBERTS Name: Ernest F. H. Roberts Title: Executive Vice-President and Chief Financial Officer

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated and on the dates indicated:

Name	Title	Date

/s/ * Ronald A. Brenneman	President and Chief Executive Officer and Director (Principal Executive Officer)	March 24, 2008
/s/ * Ernest F. H. Roberts	Executive Vice-President and Chief Financial Officer (Principal Financial Officer)	March 24, 2008
/s/ * Michael C. Barkwell	Controller (Principal Accounting Officer)	March 24, 2008
/s/ * Gail Cook-Bennett	Director	March 24, 2008
/s/ * Richard J. Currie	Director	March 24, 2008
/s/ * Claude Fontaine	Director	March 24, 2008
/s/ * Paul Haseldonckx	Director	March 24, 2008

III-2

/s/ * Thomas E. Kierans	Director	March 24, 2008
/s/ * Brian F. MacNeill	Chairman of the Board of Directors	March 24, 2008
/s/ * Maureen McCaw	Director	March 24, 2008
/s/ * Paul D. Melnuk	Director	March 24, 2008
/s/ * Guylaine Saucier	Director	March 24, 2008
/s/ * James W. Simpson	Director	March 24, 2008
/s/ * Daniel L. Valot	Director	March 24, 2008

*By:	/s/ HUGH L. HOOKER Hugh L. Hooker Chief Compliance Officer, Corporate Secretary and Associate General Counsel (As attorney-in-fact for each of the persons indicated)

III-3

AUTHORIZED REPRESENTATIVE

        Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the Authorized Representative has duly caused this Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of Petro-Canada in the United States, on March 24, 2008.

PUGLISI & ASSOCIATES
By:	/s/ DONALD J. PUGLISI Name: Donald J. Puglisi Title: Managing Director

III-4

EXHIBITS

Exhibit		Description
4.1		Management Proxy Circular, dated March 7, 2008 (incorporated by reference to Petro-Canada's Report on Form 6-K, filed with the U.S. Securities and Exchange Commission on March 24, 2008) (File No. 001-13922).
4.2		Annual Information Form, dated March 17, 2008 (incorporated by reference to Petro-Canada's Annual Report on Form 40-F for the year ended December 31, 2007, filed with the U.S. Securities and Exchange Commission on March 24, 2008) (File No. 001-13922).
4.3		Audited consolidated financial statements as at December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007, together with the notes thereto and the reports of the auditors thereon (incorporated by reference to Petro-Canada's Annual Report on Form 40-F for the year ended December 31, 2007, filed with the U.S. Securities and Exchange Commission on March 24, 2008) (File No. 001-13922).
4.4		Management's Discussion and Analysis, for the year ended December 31, 2007 (incorporated by reference to Petro-Canada's Form 40-F for the fiscal year ended December 31, 2007 filed with the U.S. Securities and Exchange Commission on March 24, 2008) (File No. 001-13922).
5.1		Consent of Deloitte & Touche LLP.
5.2	*	Consent of Fraser Milner Casgrain LLP.
5.3	*	Consent of Fulbright & Jaworski L.L.P.
5.4	*	Consent of Kathleen E. Sendall.
7.1		Form of Indenture between Petro-Canada and The Bank of New York (incorporated by reference to Exhibit 7.1 to Petro-Canada's Registration Statement on Form F-9/A, as filed with the U.S. Securities and Exchange Commission on May 14, 2003) (File No. 333-105076).
7.2	*	Form of Supplemental Indenture between Petro-Canada and the Bank of New York Mellon.
7.3	*	Statement of Eligibility of Trustee on Form T-1.
24		Powers of Attorney.

*
To be filed by amendment.

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QuickLinks

PART I INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
FORWARD-LOOKING STATEMENTS
PETRO-CANADA
USE OF PROCEEDS
INTEREST COVERAGE
RISK FACTORS
DESCRIPTION OF DEBT SECURITIES
PLAN OF DISTRIBUTION
MATERIAL INCOME TAX CONSIDERATIONS
LEGAL MATTERS
INTEREST OF EXPERTS
DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT
PART II INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
EXHIBITS
PART III UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
AUTHORIZED REPRESENTATIVE
EXHIBITS